UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the nine months ended September 30, 2025 and the unaudited consolidated condensed financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the nine months ended September 30, 2025.

The information contained in this report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 ASR (File No. 333-271027), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: November 13, 2025	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability to fulfill our obligations under our commercial agreements, including the Liquefaction Tolling Agreement (the “LTA”) for the FLNG Hilli Episeyo (“FLNG Hilli”) and the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
•our ability to perform under our agreement with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli and MKII FLNG (“MKII FLNG”) in Argentina, including the timely completion of any redeployment and commissioning activities, as well as SESA’s ability to meet its commitments to us;
•our ability to complete the MKII conversion and FLNG Hilli refurbishment in a timely manner and within budget;
•our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China, related sanctions, the potential effects of any Russia-Ukraine peace settlement on liquefied natural gas (“LNG”) supply and demand and heightened political instability in the Middle East;
•an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•any material decline or prolonged weakness in tolling rates for FLNGs;
•any failure of shipyards to comply with project schedules, performance specifications or agreed prices;
•any failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•continuing volatility in the global financial markets, including commodity prices, foreign exchange rates and interest rates and global trade policy, particularly the imposition of tariffs by the U.S. government;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase and the time it takes to build new vessels;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
•increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
•claims made or losses incurred in connection with our continuing obligations to purchasers of our legacy assets and the ability of such parties to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;

•rules on climate-related disclosures promulgated by the European Union or other jurisdictions, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 27, 2025 (the “2024 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report, and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2025 and 2024. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Ltd, or to all such entities. References to “Avenir” refer to our former affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) which was sold in February 2025, and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2024 Annual Report.

Overview

Our strategy is to provide market leading FLNG operations and utilize our balance sheet flexibility to maximize shareholder returns through attractive FLNG projects. We offer gas resource holders a proven, quick and low-cost solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2025” of our 2024 Annual Report.

Since September 30, 2025, certain recent and other developments that have occurred are as follows:

•2025 Senior Unsecured Notes

On October 2, 2025, we issued $500 million aggregate principal amount of senior unsecured notes (the “2025 Senior Unsecured Notes”), maturing October 2, 2030. The 2025 Senior Unsecured Notes were issued at par and bear interest at a rate of 7.500% per annum, payable semi-annually in arrears.

The net proceeds from the offering amounted to $491.0 million. We used a portion of the net proceeds to repay our maturing $189.7 million senior unsecured bonds issued in the Nordic bond market in 2021 (the “2021 Unsecured Bonds”), with the remaining balance intended for general corporate purposes, including funding our capital commitments related to the MKII FLNG conversion.

•MKII FLNG Satisfaction of Conditions Precedent

On October 23, 2025, we announced the satisfaction of all conditions precedent and customary closing conditions in connection with the 20-year charter of the 3.5 mtpa MKII FLNG, currently undergoing conversion at CIMC Raffles’ (“CIMC”) shipyard in China. The MKII FLNG is on schedule for delivery by the end of 2027, with operations expected to commence in 2028. The MKII FLNG will be deployed offshore Argentina in the Gulf of San Matías, offshore Argentina, where it will operate in proximity to the FLNG Hilli.

Under the terms of the agreement, we will receive fixed annual charter hire of $400 million, plus a commodity-linked tariff equal to 25% of Free on Board prices above $8.00 per million British thermal units.

•LNG Hrvatska O&M agreement termination

In July 2025, we mutually agreed with LNG Hrvatska d.o.o. to terminate the O&M Agreement for the FSRU LNG Croatia, originally entered into in January 2019 for a 10-year term. The termination follows LNG Hrvatska’s plan to expand the terminal with a new regasification module, which necessitated a change in operational strategy. The O&M Agreement was formally concluded in late October 2025.

•Share buyback

On November 4, 2025 the board approved a new $150 million share buyback program (“November 2025 share buyback program”). The previous buyback program was fully utilized when the Company repurchased and subsequently cancelled 2.5 million shares in conjunction with the convertible bond offering in June 2025. Subsequent to the board approval, we paid $9.7 million to repurchase our own shares under the November 2025 share buyback program.

•Dividends

On November 5, 2025, we declared a dividend of $0.25 per share in respect of the three months ended September 30, 2025 to shareholders of record on November 17, 2025, which will be paid on or around November 24, 2025.

•Gimi refinancing

In November 2025, we entered into a debt facility agreement for a $1.2 billion refinancing of the existing FLNG Gimi debt facility. The transaction is subject to closing conditions including documentation and third-party approvals and expected to close within Q4 2025.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited condensed consolidated financial statements included herein for additional information on our segments.

In January 2025, our LNG carrier Fuji LNG completed its final cargo delivery under a short-term contract and entered the shipyard in early February 2025 to begin conversion into a MKII FLNG. In the first quarter of 2025, we finalized the sale of our remaining LNG carrier, the Golar Arctic. These key milestones marked our exit from shipping operations. Accordingly, starting in the first quarter of 2025, we no longer classify Shipping as a reportable segment. All associated legacy shipping activities have been included within the broader Corporate and other segment with retrospective effect.

In June 2025, FLNG Gimi successfully achieved its Commercial Operations Date (“COD”), marking the commencement of the 20-year lease term with BP Mauritania Investments Limited, a subsidiary of BP p.l.c. (“bp”) under the LOA. As a result, the FLNG Gimi asset under development was derecognized, and a net investment in sales-type lease was recognized resulting in a gain on deemed sale of the FLNG Gimi of $30 million. At the lease commencement date, the total contract consideration under the LOA was allocated between lease and non-lease components based on components' relative standalone selling prices.

Reconciliations of consolidated net income to Adjusted EBITDA for the nine months ended September 30, 2025 and 2024 are as follows:

(in thousands of $)	2025	2024
Net income	89,428	65,756
Income tax	2,406	486
Income before income tax	91,834	66,242
Depreciation and amortization	37,052	39,884
Unrealized loss on oil and gas derivative instruments	72,549	87,593
Other non-operating income	(29,981)	—
Interest income	(23,651)	(27,484)
Interest expense	9,289	—
Loss on derivative instruments, net	10,091	8,646
Other financial items, net	4,166	3,164
Net (income)/loss from equity method investments	(9,960)	3,287
Total	161,389	181,332
Sales-type lease receivable in excess of interest income	12,222	—
Adjusted EBITDA (1)	173,611	181,332
(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income before net (income)/losses from equity method investments, income taxes, other financial items, net, loss on derivative instruments, net, interest expense, interest income, unrealized loss on oil and gas derivative instruments, depreciation and amortization, other non-operating income and sales-type lease receivable in excess of interest income. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Discussed below are the material changes of our consolidated results of operations for the nine months ended September 30, 2025 compared against the nine months ended September 30, 2024:

Income taxes: The increase of $1.9 million for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to higher taxable income resulting from the commencement of operations of the FLNG Gimi in June 2025. Pursuant to the LOA, taxes incurred under the LOA operations are to be reimbursed by bp.

Depreciation and amortization: The decrease of $2.8 million for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to cessation of depreciation for the Fuji LNG following its arrival at CIMC’s yard for conversion in February 2025 and the disposal of the Golar Arctic during the first quarter of 2025.

Unrealized loss on oil and gas derivative instruments:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Unrealized loss on FLNG Hilli’s oil derivative instrument	(43,749)	(44,904)
Unrealized loss on FLNG Hilli’s gas derivative instrument	(28,800)	(6,901)
Unrealized mark-to-market (“MTM”) adjustment on commodity swap derivatives	—	(35,788)
Unrealized loss on oil and gas derivative instruments	(72,549)	(87,593)

•Unrealized loss on FLNG Hilli’s oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The decrease in unrealized loss of $1.2 million for the nine months ended September 30, 2025 compared to the same period in 2024 was driven by a reduction in the remaining term of the LTA along with the volatility in the future Brent linked crude oil price curve over the LTA’s remaining term.

•Unrealized loss on FLNG Hilli’s gas derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa incremental LNG capacity to the end of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The increase in unrealized loss of $21.9 million for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily driven by a reduction in the remaining term of the LTA along with the volatility in the future TTF linked gas price curve over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the TTF linked earnings on the FLNG Hilli (100% of which were attributable to us). The decrease of $35.8 million in unrealized MTM loss for the nine months ended September 30, 2025 compared to the same period in 2024 was due to the maturity of TTF swaps on December 31, 2024. No new swaps have been entered since. Previously, our exposure was economically hedged by swapping variable cash receipts linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties of which the resultant adjustments were presented in “Realized MTM adjustment on commodity swap derivatives,” in the unaudited consolidated statements of operations.

Other non-operating income: This reflects the gain arising from the derecognition of the FLNG Gimi asset under development of $1,823.7 million and the lease component of the net pre-COD cash flows amounting to $86.1 million which was previously deferred under “Other current liabilities” of our consolidated balance sheet offset by the recognition net investment in sales-type lease of $1,767.5 million on COD. There was no comparable gain for the same period in 2024.

Interest income: The decrease of $3.8 million for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to:

•a $5.3 million decrease given reduced short term money-market deposits held during the nine months ended September 30, 2025 compared to the same period in 2024;

•partially offset by an increase of $0.7 million due to higher cash balances held on accounts during the nine months ended September 30, 2025 compared to the same period in 2024; and

•a $0.9 million increase in interest income for the nine months ended September 30, 2025, on a shareholder loan granted to First FLNG Holdings (“FFH”) in August 2024, which was fully repaid in March 2025. There was no comparable interest income for the same period in 2024.

Interest expense: The increase of $9.3 million for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to a $21.5 million net increase in interest expense, including amortization of deferred finance charges driven by the issuance of the $300.0 million senior unsecured bonds in the Nordic bond market (the “2024 Unsecured Bonds”) in September 2024 and the $575 million of 2.75% convertible senior unsecured notes (the “2025 Convertible Bonds”) issued in June 2025, respectively. This was partially offset by:

•an $8.0 million increase in capitalized interest expense related to our qualifying asset, the MKII FLNG, which had achieved final investment decision in September 2024. Following the commencement of FLNG Gimi's operations, it ceased to be a qualifying asset, thereby reducing the level of capitalized interest expense. As of September 30, 2025, the MKII FLNG is the only qualifying asset;

•a $3.5 million reduction in interest expense due to lower Secured Overnight Financing Rate (“SOFR”) rates and the reducing principal on the debt facility of our consolidated variable interest entity (“VIE”); and

•a $0.7 million reduction in interest expense and deferred finance charges on the Golar Arctic facility that matured in October 2024. There are no comparable costs for the nine months ended September 30, 2025.

Loss on derivative instruments, net:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(13,712)	(14,005)
Net interest income on undesignated IRS derivatives	3,621	5,359
Loss on derivative instruments, net	(10,091)	(8,646)

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of September 30, 2025 and 2024, we had an IRS portfolio with notional amounts of $387.9 million and $528.8 million, respectively, none of which are designated as hedges for accounting purposes. The $0.3 million decrease in unrealized MTM loss for the nine months ended September 30, 2025 compared to the same period in 2024 was driven by lower notional values of our swap portfolio partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties.

•Net interest income on undesignated IRS derivatives: This reflects the net interest exposure in relation to our IRS derivatives. The decrease of $1.7 million for the nine months ended September 30, 2025 compared to the same period in 2024 was driven by the movements in the SOFR.

Other financial items, net:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Financing arrangement fees and other related costs	(2,338)	(4,398)
Foreign exchange (loss)/gain on operations	(1,675)	285
Amortization of guarantees	106	1,210
Others	(259)	(261)
Other financial items, net	(4,166)	(3,164)

•Financing arrangement fees and other related costs: The decrease of $2.1 million for the nine months ended September 30, 2025 when compared to same period in 2024, was mainly due to the $2.5 million fees from the parent of the CSSC (Hong Kong) Shipping Entity Limited (“CSSC entity”) lessor VIE for the nine months ended September 30, 2024 that we consolidate.

•Foreign exchange (loss)/gain on operations: The increase of $2.0 million loss for the nine months ended September 30, 2025 compared to a foreign exchange gain for the nine months ended September 30, 2024 was mainly driven by the weakening of the U.S. Dollar against the Norwegian Krone and Euro which are the currencies used for operations in Norway and payments to European vendors.

•Amortization of guarantees: This relates to fees earned from guarantees provided to Cool Company Ltd and Golar LNG Partners LP. The decrease of $1.1 million for the nine months ended September 30, 2025 as compared to the same period in 2024 is mainly due to the maturity of the various guarantees provided.

Net (income)/loss from equity method investments: The increase of $13.2 million in net income from equity method investments for the nine months ended September 30, 2025 was primarily due to the gain on disposal of our shareholding in Avenir in March 2025. There was no comparable gain on disposal for the same period in 2024.

Sales-type lease receivable in excess of interest income: Amounts recognized as sales type lease revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the unaudited consolidated balance sheet. "Sales-type lease receivable in excess of interest income" represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi. This amount is eliminated from the unaudited consolidated statements of operations in accordance with U.S. GAAP.

Nine months ended September 30, 2025
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	168,171	—	168,171	—	168,171
Sales-type lease revenue	46,925	—	46,925	—	46,925
Vessel management fees and other revenues	25,144	19,594	44,738	—	44,738
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues	240,240	20,470	260,710	—	260,710
Vessel operating expenses	(85,707)	(22,076)	(107,783)	—	(107,783)
Administrative expenses	(939)	(23,396)	(24,335)	—	(24,335)
Project development expenses	(13,071)	(3,140)	(16,211)	—	(16,211)
Realized gain on oil and gas derivative instruments, net	51,034	—	51,034	—	51,034
Other operating loss	—	(2,026)	(2,026)	—	(2,026)
Sales-type lease receivable in excess of interest income	12,222	—	12,222	(12,222)	—
Adjusted EBITDA	203,779	(30,168)	173,611	(12,222)	161,389

Nine months ended September 30, 2024
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	168,563	—	168,563	—	168,563
Vessel management fees and other revenues	—	17,042	17,042	—	17,042
Time and voyage charter revenues	—	8,850	8,850	—	8,850
Total operating revenues	168,563	25,892	194,455	—	194,455
Vessel operating expenses	(62,496)	(30,732)	(93,228)	—	(93,228)
Administrative expenses	(1,005)	(18,995)	(20,000)	—	(20,000)
Project development expenses	(3,634)	(3,847)	(7,481)	—	(7,481)
Realized gain on oil and gas derivative instruments, net	107,586	—	107,586	—	107,586
Adjusted EBITDA	209,014	(27,682)	181,332	—	181,332

Adjusted EBITDA: The decrease of $19.9 million in Adjusted EBITDA for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to a $56.6 million reduction in realized gains on oil and gas derivative instruments, following the maturity of TTF swaps on December 31, 2024, with no new TTF positions entered into during 2025. Vessel operating expenses increased by $14.6 million primarily due to commencement of the LOA in mid-June 2025. Additionally, project development expenses and administrative expenses increased by $8.7 million and $4.3 million, reflecting increased business development activities and higher general overheads, respectively. Other operating losses increased by $2.0 million driven by a credit loss allowance and the loss recognized on the disposal of Golar Arctic. The decrease was partially offset by an increase in total operating revenues of $66.3 million primarily due to the commencement of the LOA. These movements reflect changes across all segments on a consolidated basis. Further details and material movements within specific reportable segments are discussed below.

FLNG segment

This relates to activities of the FLNG Hilli, FLNG Gimi and our other FLNG projects.

	Nine months ended September 30,
(in thousands of $)	2025	2024
Liquefaction services revenue	168,171	168,563
Sales-type lease revenue	46,925	—
Vessel management fees and other revenues	25,144	—
Total operating revenues	240,240	168,563
Realized gain on oil and gas derivative instruments, net	51,034	107,586
Vessel operating expenses	(85,707)	(62,496)
Project development expenses	(13,071)	(3,634)
Administrative expenses	(939)	(1,005)
Sales-type lease receivable in excess of interest income	12,222	—
Adjusted EBITDA	203,779	209,014
	Nine months ended September 30,
	2025	2024
Other Financial Data:
Liquefaction services revenue	168,171	168,563
Sales-type lease revenue	46,925	—
Vessel management fees and other revenues	25,144	—
Total operating revenues	240,240	168,563
Realized gain on oil and gas derivative instruments, net	51,034	107,586
Amortization of deferred commissioning period revenue, Day 1 gains and deferred pre-COD cash flows, accretion of unguaranteed residual value, accrued tax receipt, over/underproduction and accrued demurrage	(16,082)	(12,085)
Sales-type lease receivable in excess of interest income	12,222	—
FLNG tariff, net (1)	287,414	264,064

(1) FLNG tariff, net is a non-U.S. GAAP financial measure that represents the total cash inflow and economic performance generated by our FLNGs during a given period. It is calculated by taking the total amount invoiced for FLNG services, including liquefaction services revenue, sales-type lease revenue, vessel management fees and other revenue and realized gains on oil and gas derivative instruments, adjusted for the amortization of deferred commissioning period revenue, Day 1 gains (deferred revenues) and deferred pre-COD cashflows that is allocated to the non-lease component, the unwinding of liquidated damages, the accretion of unguaranteed residual value and the accruals and other timing related items including tax reimbursement, underutilization, overproduction revenue and demurrage cost. FLNG tariff, net is intended to enhance the comparability of our FLNG performance across periods and with other operational FLNGs in the industry. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other performance measure of our financial performance calculated in accordance with U.S. GAAP.

Sales-type lease revenue:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Sales-type lease revenue	34,398	—
Variable lease revenue	9,828	—
Accretion of unguaranteed residual value	1,787	—
Other	912	—
Sales-type lease revenue	46,925	—
•Sales-type lease revenue: This reflects the interest income recognized on the net investment in the sales-type lease on FLNG Gimi since commencement of operations in June 2025, calculated using the implicit rate in the lease. There are no comparable amounts for the same period in 2024.
•Variable lease revenue: This reflects the variable payments not included in the fixed consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced since commencement of operations. There are no comparable amounts for the same period in 2024.
•Accretion of unguaranteed residual value: This relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method. There are no comparable amounts for the same period in 2024.
•Other: This reflects taxes that are reimbursable under the LOA and accrued demurrage costs. There are no comparable amounts for the same period in 2024.
Vessel management fees and other revenues: This reflects the non-lease component of O&M services since commencement of FLNG Gimi's operations. There is no comparable income for the same period in 2024.

Realized gain on oil and gas derivative instruments:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Realized gain on FLNG Hilli’s oil derivative instrument	28,196	55,180
Realized gain on FLNG Hilli’s gas derivative instrument	22,838	15,327
Realized MTM adjustment on commodity swap derivatives	—	37,079
Realized gain on oil and gas derivative instruments, net	51,034	107,586

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The decrease of $27.0 million for the nine months ended September 30, 2025, compared to the same period in 2024, was driven by decreased three-month look-back average oil price of $72.15/barrel for the nine months ended September 30, 2025 compared to $83.57/barrel for the nine months ended September 30, 2024.

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The increase of $7.5 million for the nine months ended September 30, 2025, compared to the same period in 2024, was driven by higher one-month look-back average TTF price of €39.78 for the nine months ended September 30, 2025, compared to a TTF price of €31.57 for the nine months ended September 30, 2024.

•Realized MTM adjustment on commodity swap derivatives: We entered into commodity swaps to hedge our exposure of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the second amendment to the LTA (100% of which were attributable to us). The decrease of $37.1 million for the nine months ended September 30, 2025 compared to the same period in 2024 was driven by the maturity of TTF swaps on December 31, 2024. No new swaps have been entered since.

FLNG Tariff, net: The increase of $23.4 million for the nine months ended September 30, 2025, compared to the same period in 2024, was primarily driven by FLNG Gimi's total operating revenue contribution following commencement of operations, partially offset by lower realized gain on oil and gas derivative instruments, net.

Vessel operating expenses: The increase of $23.2 million for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to:

•a $20.5 million increase in FLNG Gimi's operating expenses since commencement of operations in June 2025;

•a $1.8 million increase in FLNG Gimi's operating expenses resulting from the commissioning activities, wherein certain costs incurred toward COD did not meet the criteria for capitalization instead were deemed essential operating costs to maintain the vessel's exclusive availability and operational readiness; and

•a $0.7 million increase in FLNG Hilli's operating expenses primarily due to $1.8 million increase in crew taxes, partially offset by a decrease of $0.8 million in spares and consumables, insurance and logistics costs for the nine months ended September 30, 2025 compared to the same period in 2024.

Project development expenses: This comprises of non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in exploratory stages. The increase of $9.4 million for the nine months ended September 30, 2025 compared to the same period in 2024 was driven primarily by:

•$6.6 million Front-End Engineering Design (“FEED”) study costs for potential development of a modified Mark I and MKIII FLNG. There were no comparable costs for the same period in 2024; and

•$2.4 million higher costs incurred in connection with the FLNG contracts entered into in Argentina in the nine months ended September 30, 2025 compared to the same period in 2024.

Corporate and other segment

This relates to our legacy shipping segment activities, vessel management, floating storage and regasification unit services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments. We have offices in Bermuda, London, Oslo, Doula and Noaukchott that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting and treasury services.

	Nine months ended September 30,
(in thousands of $)	2025	2024
Vessel management fees and other revenues	19,594	17,042
Time and voyage charter revenues	876	8,850
Total operating revenues	20,470	25,892
Vessel operating expenses	(22,076)	(30,732)
Administrative expenses	(23,396)	(18,995)
Project development expenses	(3,140)	(3,847)
Other operating loss	(2,026)	—
Adjusted EBITDA	(30,168)	(27,682)

Vessel management fees and other revenues: The increase of $2.6 million for the nine months ended September 30, 2025, compared to the same period in 2024, was due to a $2.3 million increase in vessel operation and maintenance fees earned from the Italis LNG (formerly known as Golar Tundra).

Time and voyage charter revenues: The decrease of $8.0 million for the nine months ended September 30, 2025, compared to the same period in 2024, was due to reduced revenue from the Golar Arctic and Fuji LNG. Golar Arctic was on commercial waiting time beginning in January 2025 and subsequently sold in the first quarter of 2025 while Fuji LNG ceased earning charter revenue following its arrival at CIMC’s yard for conversion in February 2025.

Vessel operating expenses: The decrease of $8.7 million for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily driven by reduced operational activity for the Fuji LNG following its arrival at CIMC’s yard for conversion and the disposal of Golar Arctic.

Administrative expenses: The increase of $4.4 million for the nine months ended September 30, 2025, compared to the same period in 2024, was primarily driven by:
•a $6.1 million increase in employee compensation and benefits, professional services and travel expenses during the nine months ended September 30, 2025, compared to the same period in 2024;
•a $2.6 million increase in employee stock compensation costs following new awards granted in November 2024; and
•partially offset by a $5.0 million higher allocation of management and consultancy fees to vessel operating expenses and project development expenses in our FLNG segment reflecting time spent on FLNG activities.

Other operating loss: The $2.0 million other operating loss for the nine months ended September 30, 2025 was due to $1.5 million credit loss allowance on the Higas Holdings Limited (“Higas”) shareholder loan and $0.5 million loss on disposal of the Golar Arctic. There were no comparable transactions in the same period in 2024.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, FLNG modification, FLNG Hilli redeployment capital expenditures, and conversion projects (including MKII FLNG project related commitments). We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of September 30, 2025, we had cash and cash equivalents (including short-term deposits) of $677.6 million, of which $66.4 million is restricted cash. Included within restricted cash is $35.6 million pre-COD earnings from the FLNG Gimi, $16.6 million cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP and $13.1 million in respect of the O&M Agreement with LNG Hrvatska d.o.o. Refer to note 10 “Restricted Cash and Short-term Deposits” of our unaudited condensed consolidated financial statements included herein for additional details.

Since September 30, 2025, transactions impacting our cash flows include:

Receipts of:
•$491.0 million of net proceeds in relation to closing of the 2025 Senior Unsecured Notes in October 2025.

Payments of:
•$189.7 million at maturity of the 2021 Unsecured Bonds in October 2025;
•$26.2 million of additions to the asset under development, the MKII FLNG;
•$22.5 million distribution to First FLNG Holdings in respect of their shareholding in FLNG Gimi;
•$6.6 million of scheduled interest repayments;
•$9.7 million relating to the repurchase of our own shares under the November 2025 share buyback program;
•$1.2 million of pre-COD cost incurred on the FLNG Gimi;
•$1.1 million of capital expenditure on the FLNG Hilli redeployment, comprised of engineering services and long lead items;
•$0.5 million relating to FLNG FEED study; and
•$0.3 million relating to a drawdown under the revolving shareholder loan provided to Higas.

Borrowing activities

In October 2025, we repaid $190 million outstanding principal of the 2021 Unsecured Bonds upon their maturity.

On October 2, 2025, we issued $500 million of the 2025 Senior Unsecured Notes, maturing October 2, 2030. Refer to note 22 “Subsequent Events” of our unaudited condensed consolidated financial statements.

In November 2025, we entered into a debt facility agreement for a $1.2 billion refinancing of the existing FLNG Gimi debt facility, subject to customary closing conditions and third-party approvals.

As of September 30, 2025, we were in compliance with all our covenants under our various loan agreements. See note 15 “Debt” in our unaudited condensed consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, buy-back additional shares in excess of existing allowances or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated basis.

Cash Flows

	Nine months ended September 30,
(in thousands of $)	2025	2024
Net cash provided by operating activities	340,902	154,808
Net cash used in investing activities	(661,651)	(204,301)
Net cash provided by financing activities	281,754	102,110
Net (decrease)/increase in cash and cash equivalents, restricted cash and short-term deposits	(38,995)	52,617
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	677,587	824,087

13

Operating activities

Our key source of cash is from the operations of the FLNG Hilli and FLNG Gimi. We also generate cash through our vessel management services and FSRU O&M contracts. Our primary uses of cash for operating activities include crew, repairs and maintenance, spares, stores and consumables and insurance costs. Other uses of cash from operating activities include employee compensation and benefits, audit and accounting fees, legal fees, other general corporate costs, project development expenses for ongoing and prospective FLNG initiatives.

Net cash provided by operating activities increased by $186.1 million for the nine months ended September 30, 2025, compared to the same period in 2024. This increase was primarily driven by a $145.4 million increase in net pre-COD cash flows from FLNG Gimi, reflecting $123.6 million receipts during the nine months ended September 30, 2025, compared to net payments of $21.8 million comprising of $35.0 million in liquidated damages we paid bp partially offset by $13.2 million of pre-COD receipts from bp in the same period of 2024.

The increase also reflects cash receipts from FLNG Gimi’s operating revenue following commencement of operations from June 2025. These positive impacts were partially offset by FLNG Hilli's lower realized gains on oil and gas derivative instruments compared to the same period in 2024, primarily due to the maturity of TTF swaps on December 31, 2024, with no new swaps entered into thereafter.

Investing activities

Cash used in investing activities primarily reflects expenditures related to FLNG conversion projects, loans to related parties, and payments for acquisition of investments. Conversely, cash provided by investing activities mainly arises from proceeds received through equity subscriptions, disposals of our equity method investments and long-lived assets, as well as repayment of loans to related parties.

For the nine months ended September 30, 2025, net cash used in investing activities increased by $457.4 million compared to the same period in 2024.

The increase in cash used in investing activities was primarily driven by a $564.7 million increase in capital expenditure related to our FLNG conversion projects, $19.3 million of additional investments in SESA and $9.9 million of capital expenditures for FLNG Hilli's redeployment refurbishment project. These increases were partially offset by a $62.1 million reduction in cash outflows related to the 2024 acquisition of Fuji LNG, for which there were no comparable cash outflows in 2025, as well as $11.4 million lower loans to related parties.

In addition, cash provided by investing activities increased due to $81.1 million of proceeds from the disposals of an equity method investment and a long-lived asset, as well as from the repayment of a related party loan. These were partially offset by $19.5 million lower proceeds from the non-controlling interest's equity subscription in Gimi MS Corporation following recent COD of FLNG Gimi.

Financing activities

Cash provided by financing activities mainly consists of proceeds from short-term and long-term debt issuances. Conversely, cash used in financing activities consists primarily of repayments of debt, dividend payment and financing costs and repurchases of our common shares.

Net cash provided by financing activities increased by $179.6 million for the nine months ended September 30, 2025, compared to the same period in 2024. This increase is mainly driven by a $275.0 million increase in gross proceeds from long term debt following the issuance of the 2025 Convertible Bonds in June 2025 which generated $575.0 million in gross proceeds. In comparison, gross proceeds from the issuance of the 2024 Unsecured Bonds in September 2024 amounted to $300.0 million.

These increase in cash inflows were partially offset by an $88.5 million increase in treasury share purchases and a $10.3 million increase in debt repayments during the nine months ended September 30, 2025, compared to the same period in 2024.

14

GOLAR LNG LIMITED

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)	Notes	Nine months ended September 30,
		2025	2024
Liquefaction services revenue		168,171	168,563
Sales-type lease revenue		46,925	—
Vessel management fees and other revenues		44,738	17,042
Time and voyage charter revenues		876	8,850
Total operating revenues	4, 5	260,710	194,455

Vessel operating expenses	4	(107,783)	(93,228)
Administrative expenses	4	(24,335)	(20,000)
Project development expenses	4	(16,211)	(7,481)
Depreciation and amortization		(37,052)	(39,884)
Total operating expenses		(185,381)	(160,593)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	4, 7	(21,515)	19,993
Other operating loss	4, 20	(2,026)	—
Total other operating (losses)/income		(23,541)	19,993

Operating income		51,788	53,855

Other non-operating income	5	29,981	—
Total other non-operating income		29,981	—

Interest income	19, 20	23,651	27,484
Interest expense, net		(9,289)	—
Losses on derivative instruments, net	8	(10,091)	(8,646)
Other financial items, net	8	(4,166)	(3,164)
Net financial income		105	15,674

Income before taxes and net income from equity method investments		81,874	69,529
Income tax expense		(2,406)	(486)
Net income/(loss) from equity method investments	13	9,960	(3,287)
Net income		89,428	65,756

Net income attributable to non-controlling interests		(34,110)	(19,411)

Net income attributable to stockholders of Golar LNG Limited		55,318	46,345

Basic earnings per share ($)	6	$0.53	$0.44
Diluted earnings per share ($)	6	$0.51	$0.44
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)	Notes	Nine months ended September 30,
		2025	2024

Net income		89,428	65,756

Other comprehensive income:
Gains/(losses) associated with pensions, net of tax		2,416	(930)
Share of equity method investment’s comprehensive income/(loss) (1)		1,161	(179)
Net other comprehensive income/(loss)		3,577	(1,109)

Comprehensive income		93,005	64,647

Comprehensive income attributable to:

Stockholders of Golar LNG Limited		58,895	45,236
Non-controlling interests		34,110	19,411
Comprehensive income		93,005	64,647
(1) No tax impact for the nine months ended September 30, 2025 and 2024.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2025	2024
	Notes	September 30,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		611,176	566,384
Restricted cash and short-term deposits	10	38,621	75,579
Trade accounts receivable and accrued income	19	52,439	29,667
Current portion of net investment in sales-type lease	5	146,326	—
Amounts due from related parties	20	21,976	20,354
Other current assets	11	50,653	47,882
Total current assets		921,191	739,866

Non-current assets
Restricted cash	10	27,790	74,619
Equity method investments	13	34,926	43,665
Assets under development	12	1,057,392	2,261,197
Vessels and equipment, net	4, 12	943,277	1,079,745
Net investment in sales-type lease	5	1,610,760	—
Intangible assets		1,996	2,348
Non-current amounts due from related parties	20	6,732	6,006
Other non-current assets	14	71,421	160,231
Total assets		4,675,485	4,367,677

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	15	(498,873)	(521,282)
Trade accounts payable	19	(47,791)	(198,906)
Accrued expenses	16	(119,131)	(66,071)
Other current liabilities	17	(33,781)	(55,265)
Total current liabilities		(699,576)	(841,524)

Non-current liabilities
Long-term debt	15	(1,418,473)	(930,973)
Other non-current liabilities	18	(246,222)	(225,776)
Total liabilities		(2,364,271)	(1,998,273)

EQUITY
Stockholders’ equity		(1,896,926)	(2,014,151)
Non-controlling interests		(414,288)	(355,253)

Total liabilities and equity		(4,675,485)	(4,367,677)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Notes	Nine months ended September 30,
(in thousands of $)		2025	2024
OPERATING ACTIVITIES
Net income		89,428	65,756
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		37,052	39,884
Gain on deemed sale of FLNG Gimi	5	(29,981)	—
Loss on disposal of long-lived asset	4	451	—
Provision for credit loss	4, 20	1,575	—
Amortization of deferred charges and debt guarantees, net		4,580	2,939
Net (income)/loss from equity method investments	13	(9,960)	3,287
Drydocking expenditure paid		—	(2,906)
Compensation cost related to employee stock awards		7,937	5,380
Net foreign exchange losses/(gains)	8	1,675	(285)
Sales-type lease receivable in excess of interest income	4	12,222	—
Change in fair value of derivative instruments (interest rate swaps)	8	13,712	14,005
Change in fair value of oil and gas derivative instruments, commodity swaps and amortization of day 1 gains		63,169	78,178
Changes in assets and liabilities:
Trade accounts receivable and accrued income		22,295	7,955
Other current and non-current assets		(7,498)	(30,092)
Amounts due from related parties		(33)	(450)
Trade accounts payable		3,584	3,077
Accrued expenses		34,165	(9,846)
Other current and non-current liabilities		96,529	(22,074)
Net cash provided by operating activities		340,902	154,808

INVESTING ACTIVITIES
Additions to assets under development		(733,532)	(168,801)
Additions to equity method investments		(19,281)	—
Additions for Hilli redeployment		(9,912)	—
Loan advanced to related party	20	(1,847)	(13,213)
Proceeds from repayment of loan advanced to related party	20	17,930	—
Proceeds from subscription of equity interest in Gimi MS	9	21,020	40,491
Consideration received for the sale of long-lived asset	4	24,828	—
Proceeds from sale of equity method investments	13	39,143	822
Additions to vessels and equipment		—	(62,183)
Additions to intangibles		—	(1,417)
Net cash used in investing activities		(661,651)	(204,301)

	Notes	Nine months ended September 30,
(in thousands of $)		2025	2024

FINANCING ACTIVITIES
Repayments of short-term and long-term debt		(104,031)	(93,758)
Purchase of treasury shares		(102,725)	(14,180)
Cash dividends paid		(77,920)	(85,929)
Financing costs paid		(11,560)	(7,819)
Proceeds from exercise of share options		2,990	3,796
Proceeds from long-term debt		575,000	300,000
Net cash provided by financing activities		281,754	102,110

Net (decrease)/increase in cash and cash equivalents, restricted cash and short-term deposits		(38,995)	52,617
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period		716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		677,587	824,087

Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	September 30, 2025	December 31, 2024	September 30, 2024	December 31, 2023
Cash and cash equivalents	611,176	566,384	732,062	679,225
Restricted cash and short-term deposits	38,621	75,579	17,463	18,115
Restricted cash (non-current portion)	27,790	74,619	74,562	74,130
	677,587	716,582	824,087	771,470
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Non-Controlling Interest	Total Equity
Balance at December 31, 2023 (Audited)	104,578	1,691,128	200,000	(5,072)	77,035	534,774	2,602,443
Net income	—	—	—	—	46,345	19,411	65,756
Dividends	—	—	—	—	(77,994)	(7,935)	(85,929)
Exercise of share options	348	3,790	—	—	—	—	4,138
Employee stock compensation	—	5,479	—	—	—	—	5,479
Forfeiture of employee stock compensation	—	(267)	—	—	—	—	(267)
Restricted stock units	123	(123)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	40,491	40,491
Repurchase and cancellation of treasury shares	(679)	—	—	—	(13,501)	—	(14,180)
Other comprehensive loss	—	—	—	(1,109)	—	—	(1,109)
Balance at September 30, 2024	104,370	1,700,007	200,000	(6,181)	31,885	586,741	2,616,822

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings/ (Losses)	Non-Controlling Interest	Total Equity
Balance at December 31, 2024 (Audited)	104,535	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income	—	—	—	—	55,318	34,110	89,428
Dividends	—	—	—	—	(77,920)	—	(77,920)
Exercise of share options	226	2,764	—	—	—	—	2,990
Employee stock compensation	—	7,869	—	—	—	—	7,869
Forfeiture of employee stock compensation	—	(63)	—	—	—	—	(63)
Restricted stock units	127	(127)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	21,020	21,020
Repurchase and cancellation of treasury shares (note 15)	(2,500)	—	—	—	(100,225)	—	(102,725)
Other comprehensive income	—	—	—	3,577	—	—	3,577
Reacquisition of common units of Hilli LLC (3)	—	—	—	—	(6,271)	3,905	(2,366)
Balance at September 30, 2025	102,388	1,715,536	200,000	(2,166)	(118,832)	414,288	2,311,214

(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at September 30, 2025 and 2024, our accumulated other comprehensive loss consisted of (i) $1.5 million and $4.7 million losses in relation to our pension and post-retirement benefit plan and (ii) $0.7 million and $1.5 million for our share of equity method investment’s comprehensive losses, respectively.

(3) This relates to the receipt of waived dividend distribution in relation to the repurchases of the minority interests in Hilli LLC.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001. Golar is listed on the Nasdaq under the ticker symbol: “GLNG”.

We design, construct, own and operate marine infrastructure for the liquefaction of natural gas and are the leading provider of floating liquefaction natural gas (“FLNG”) as a service to gas resource owners. We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure solutions are designed to provide safe, competitive and more sustainable ways of liquefying gas across the world. We provide market leading FLNG operations and utilize our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders, developers, and customers a proven, low-cost, and low-risk solution to quickly monetize stranded gas reserves through our industry-leading FLNG operational track record and strong FLNG growth prospects.

As of September 30, 2025, our fleet consisted of two operational FLNG vessels:
•FLNG Hilli Episeyo (the “FLNG Hilli”), operating offshore Cameroon, FLNG Hilli remains under contract until July 2026. In May 2025, we finalized agreements with Southern Energy S.A. (“SESA”) for a 20-year charter commencing in 2027. The SESA agreements achieved final investment decision (“FID”), with all conditions precedent fulfilled. SESA is a joint venture which will oversee gas procurement, operations, and liquified natural gas (“LNG”) sales from Argentina; and
•FLNG Gimi (the “FLNG Gimi”), which successfully achieved Commercial Operations Date (“COD”) in June 2025, and commenced its 20-year Lease and Operate Agreement (“LOA”) offshore Mauritania and Senegal. This milestone marks a significant expansion of our FLNG capacity and the continued execution of our long-term growth strategy.
Our third FLNG unit (the “MKII FLNG”) is currently under development pursuant to an Engineering, Procurement, and Construction (“EPC”) contract with CIMC Raffles (“CIMC”). In May 2025, we entered into definitive agreements with SESA for a 20-year charter of the converted MKII FLNG unit, targeted to begin upon COD in 2028. In August 2025, these definitive agreements reached FID and in October 2025 all conditions precedent and customary closing conditions were satisfactorily met. Refer to note 22 “Subsequent Events” of our unaudited condensed consolidated financial statements.
As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The unaudited condensed consolidated financial statements have been prepared on a going concern basis.

In October 2025, the Company successfully completed a $500 million senior unsecured notes offering (the “2025 Senior Unsecured Notes”), maturing on October 2, 2030. The proceeds from this corporate debt offering strengthened the Company’s balance sheet and liquidity position.

Following this transaction, management has updated its cash flow forecasts covering a period of twelve months from the date of these financial statements. Based on these forecasts, management believes the Company has sufficient liquidity to meet its obligations as they fall due throughout the period of twelve months from the date of financial statements issuance.

Accordingly, management has concluded that the use of the going concern basis of preparation remains appropriate for these unaudited condensed consolidated financial statements.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2024, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on March 27, 2025.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited condensed consolidated financial statements for the nine months ended September 30, 2025 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2024, except for those disclosed here in note 2.

Lease accounting (lessor)

Contracts relating to our FLNG assets, can take various forms including leases and operating and maintenance service agreements. At the inception of each contract, we assess whether the arrangement contains a lease by determining whether, throughout the period of use, the counterparty has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of that identified asset. Contracts conveying both rights are accounted for as leases; contracts that do not convey both rights are accounted for as revenue arrangements with customers.

Lease accounting commences when the underlying asset is made available for use by the lessee. If the contract includes specific acceptance testing conditions, commencement does not occur until those tests are successfully completed. For contracts determined to contain a lease, we assess the lease classification at commencement.

A lease is classified as a sales‑type lease for a lessor if any of the following conditions are met at lease commencement:

•ownership of the asset transfers to the lessee at the end of the lease term;
•the lease grants the lessee an option to purchase the asset that is reasonably certain to be exercised;
•the lease term is for a major part of the remaining economic life of the asset, excluding leases that commence during the last 25% of the asset’s life;
•the present value of the lease payments and any residual value guarantees equals or exceeds substantially all of the fair value of the underlying asset; or
•the underlying asset is of such a specialized nature that it is not expected to have an alternative use to us at the end of the lease term.

If none of these criteria are met, the lease is classified as an operating lease. If at least one criterion is met but collectability of lease payments and any residual value guarantee is not probable, or if the present value of the lease payments and any residual value guarantees equals or exceeds substantially all of the fair value of the asset but none of the other sales‑type criteria are met, the lease is classified as a direct financing lease. We reassess lease classification only if the lease is modified and the modification is accounted for as a separate contract.

For sales-type leases, we recognize the interest income component of the net investment in the lease as “Sales-type lease revenue” within operating revenues on our consolidated statements of operations, rather than reporting it as interest income under “Other financial items”. This presentation reflects the integrated nature of our FLNG lease and operate model, which combines long-term infrastructure leasing with continuous service obligations. Given that these lease and operate arrangements are core to our business strategy and represent a primary driver of recurring revenues and value creation, we believe this classification within operating revenue provides users of our financial statements with more meaningful insight into the performance of our primary business activities.

Where a contract includes both lease and non‑lease components, we allocate the total consideration using the relative standalone selling price method in accordance with ASC 842 and ASC 606. The lease component generally reflects the right to use the FLNG asset, while the non‑lease component includes operations and maintenance services provided over the term of the contract. The standalone selling prices of each component are determined using valuation models and management estimates, which reflect the nature and commercial intent of the arrangement.

Convertible debt instruments

We evaluate whether convertible debt instruments contain any embedded features requiring bifurcation, such as conversion options, make-whole provisions, redemption or put features. Features meeting the definition of a derivative are further evaluated for eligibility for the scope exception under ASC 815-10-15-74(a), which requires the conversion feature to be indexed to the entity’s own stock and eligible for equity classification. If both criteria are met, the embedded feature is not bifurcated and remains part of the host debt instrument. In such case, the entire gross proceeds of a convertible debt instrument is allocated to the host debt liability, measured at amortized cost with no bifurcation of the conversion option.

Trade accounts receivables and accrued income

Trade receivables represent amounts due from customers for services rendered in the ordinary course of business. Accrued income represents revenue earned but not yet billed as of the reporting date, typically arising from services provided for which the contractual billing date has not yet occurred at the balance sheet date. Accrued income is presented within “Trade receivables and accrued income”, as its nature and expected settlement period are similar to those of trade receivables. The collectability of these balances is evaluated based on management’s assessment of individual customer accounts, historical loss experience and current economic conditions.

Use of estimates

The preparation of our unaudited condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels and asset under development and the valuation of our oil and gas derivative instruments. In assessing the recoverability of our vessels and assets under development carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, hire rates, vessel operating expenses including redeployment costs and drydocking requirements.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In August 2023, the FASB issued 2023-05 Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This update removes diversity in practice and requires certain joint ventures, upon formation, to apply a new basis of accounting consistent with ASC 805 Business Combinations in the joint venturer’s separate financial statements. This does not affect the Company's existing accounting policies or financial statements. This may affect the Company indirectly going forward via the impact on balance sheet values in the separate books of any newly formed equity method investees.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of September 30, 2025:

Standard	Description	Date of Adoption	Effect on our unaudited Consolidated Financial Statements or Other Significant Matters
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	These amendments enhance disclosures relating to income taxes, including the income tax rate reconciliation and information related to income taxes paid.	December 31, 2025	We are assessing the impact of this ASU. Upon adoption, if material, the impact will be limited to additional disclosure requirements in our annual financial statements in 2025.
ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	This requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements.	January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-03 - Business Combinations (Topic 805) and Consolidation (Topic 810) - Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
Under the new ASU, entities are required to consider the factors in ASC 805 in determining the accounting acquirer when the acquisition of a VIE that is a business is primarily effected by the exchange of equity interests. However, the ASU does not change the rule for acquisitions of VIEs that are not a business.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-04 - Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) Clarifications to Share-Based Consideration Payable to a Customer
On May 15, 2025, the FASB issued ASU 2025-04, which clarifies the guidance in both ASC 606 and ASC 718 on the accounting for share-based payment awards that are granted by an entity as consideration payable to its customer. The ASU is intended to reduce diversity in practice and improve existing guidance, primarily by revising the definition of a “performance condition” and eliminating a forfeiture policy election for service conditions associated with share-based consideration payable to a customer.
		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-05 - Financial Instruments - Credit Losses - Measurement of Credit Losses for Accounts Receivable and Contract Assets
The amendments provide all entities with a practical expedient when estimating expected credit losses. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.
		January 1, 2026	We are still assessing the impact of this ASU.

Standard	Description	Date of Adoption	Effect on our unaudited Consolidated Financial Statements or Other Significant Matters
ASU 2025-06 - Intangibles, Goodwill and Other Internal-Use Software
In August 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40): Accounting for and Disclosure of Software Development Costs, to modernize the internal-use software guidance to better reflect current, non-linear software development practices. The ASU removes references to “development stages” and clarifies that capitalization of software costs begins once management authorizes and commits to funding a software project and it is probable the project will be completed and used as intended. The ASU also introduces new guidance for evaluating the “probable-to-complete” threshold, requiring entities to consider whether there is significant development uncertainty.
		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-07 - Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)
The new guidance refines the scope of Topic 815 by providing clarification regarding the contracts subject to derivative accounting. The guidance also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. The guidance is effective for the Company on a prospective or modified retrospective basis, beginning January 1, 2027 for the interim and annual periods. Early adoption is permitted.
		January 1, 2027	We are still assessing the impact of this ASU. Not expected to impact Golar.

4.    SEGMENT INFORMATION

In January 2025, our LNG carrier Fuji LNG completed its final cargo delivery under a short-term contract and entered the shipyard in early February 2025 to begin conversion into a MKII FLNG. In the first quarter of 2025, we finalized the sale of our remaining LNG carrier, the Golar Arctic. These key milestones marked our exit from shipping operations. Accordingly, starting in the first quarter of 2025, we no longer classify Shipping as a reportable segment. All associated legacy shipping activities have been included within the broader Corporate and other segment with retrospective effect.

In June 2025, FLNG Gimi achieved its COD under its 20-year customer contract, which comprises both lease and non-lease components (note 5), marking a significant milestone in the expansion of our FLNG segment and earnings base.

Consequently, we determined that we provide two distinct services and operate in the following two reportable segments: “FLNG” and “Corporate and other” and our key performance indicator is Adjusted EBITDA.

A reconciliation of net income to Adjusted EBITDA for the nine months ended September 30, 2025 and 2024 is as follows:

(in thousands of $)	2025	2024
Net income	89,428	65,756
Income tax expense	2,406	486
Income before income tax	91,834	66,242
Depreciation and amortization	37,052	39,884
Unrealized loss on oil and gas derivative instruments (note 7)	72,549	87,593
Other non-operating income (note 5)	(29,981)	—
Interest income	(23,651)	(27,484)
Interest expense	9,289	—
Losses on derivative instruments, net (note 8)	10,091	8,646
Other financial items, net (note 8)	4,166	3,164
Net (income)/losses from equity method investments (note 13)	(9,960)	3,287
Sales-type lease receivable in excess of interest income (7)	12,222	—
Adjusted EBITDA	173,611	181,332

Our two distinct reportable segments are as follows:
•FLNG – This segment includes the operations of our FLNG vessels and projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have two operational FLNGs, the FLNG Hilli and the FLNG Gimi. We also have one FLNG undergoing conversion, the MKII FLNG (note 12).
•Corporate and other – This segment includes our legacy shipping segment activities, vessel management, floating storage and regasification unit services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.

	Nine months ended September 30, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total Segment Reporting	Elimination (7)	Consolidated Reporting
Statement of Operations:
Liquefaction services revenue	168,171	—	168,171	—	168,171
Sales-type lease revenue	46,925	—	46,925	—	46,925
Vessel management fees and other revenues	25,144	19,594	44,738	—	44,738
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues (note 5)	240,240	20,470	260,710	—	260,710
Vessel operating expenses (2)	(85,707)	(22,076)	(107,783)	—	(107,783)
Administrative expenses (3)	(939)	(23,396)	(24,335)	—	(24,335)
Project development expenses (4)	(13,071)	(3,140)	(16,211)	—	(16,211)
Realized gain on oil and gas derivative instruments, net (note 7)	51,034	—	51,034	—	51,034
Other operating loss (5) (6)	—	(2,026)	(2,026)	—	(2,026)
Sales-type lease receivable in excess of interest income (7)	12,222	—	12,222	(12,222)	—
Adjusted EBITDA	203,779	(30,168)	173,611	(12,222)	161,389

Net income/(loss) from equity method investments (note 13)	(363)	10,323	9,960	—	9,960

Balance Sheet:	September 30, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total assets
Total assets	4,127,021	548,464	4,675,485
Equity method investments (note 13)	18,908	16,018	34,926

	Nine months ended September 30, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Total
Statement of Operations:
Liquefaction services revenue	168,563	—	168,563
Vessel management fees and other revenues	—	17,042	17,042
Time and voyage charter revenues	—	8,850	8,850
Total operating revenues (note 5)	168,563	25,892	194,455
Vessel operating expenses (2)	(62,496)	(30,732)	(93,228)
Administrative expenses (3)	(1,005)	(18,995)	(20,000)
Project development expenses (4)	(3,634)	(3,847)	(7,481)
Realized gain on oil and gas derivative instruments, net (note 7)	107,586	—	107,586
Adjusted EBITDA	209,014	(27,682)	181,332

Net loss from equity method investments (note 13)	—	(3,287)	(3,287)

Balance Sheet:	December 31, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Total assets
Total assets	3,623,417	744,260	4,367,677
Equity method investments (note 13)	—	43,665	43,665
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.
(2) Includes crew, repairs and maintenance, spares, stores and consumables and insurance costs.
(3) Includes employee compensation and benefits, audit and accounting fees, legal fees and other corporate costs, which are managed centrally under our “Corporate and other” segment.
(4) Includes costs incurred for early-stage development activities, feasibility studies, and business development efforts for projects not yet at FID stage. In 2025, we entered into Front-End Engineering Design (“FEED”) studies for the development of a Mark III FLNG unit and a Mark I three-train FLNG unit.
(5) In the first quarter of 2025, we completed the sale of our remaining LNG carrier, the Golar Arctic including its unused fuel onboard for a net consideration of $24.8 million resulting in a loss on disposal of $0.5 million recognized in “Other Operating loss” in the unaudited consolidated statement of operations.
(6) As of September 30, 2025, management evaluated the expected credit losses related to its shareholder loan to Higas Holdings Limited (“Higas”) (note 20). Based on our assessment of Higas’ financial condition and the continued uncertainty regarding Higas’ potential inclusion to Sardinia’s regulatory framework as of the reporting date, an allowance for credit losses of $1.5 million was recognized within “Other operating loss” in the unaudited consolidated statements of operations.
(7) Amounts recognized as revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the unaudited consolidated balance sheet. Represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease which commenced in June 2025. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi (note 5.2). This amount is eliminated from the unaudited consolidated statements of operations in accordance with U.S. GAAP.

5.    REVENUE

The following table presents our revenue for the nine months ended September 30, 2025 and 2024.

	Nine months ended September 30,
(in thousands of $)	2025	2024
Liquefaction services revenue (note 5.1)	168,171	168,563
Sales-type lease revenue (note 5.2)	46,925	—
Vessel management fees and other revenues (note 5.1)	44,738	17,042
Time and voyage charter revenues (note 5.2)	876	8,850
Total operating revenues	260,710	194,455

5.1 Revenue from contracts with customers

The following table represents a disaggregation of revenue earned from contracts with external customers for the nine months ended September 30, 2025 and 2024. Revenue from liquefaction services is included within the “FLNG” segment. Vessel management fees and other revenues are included within both the “FLNG” and “Corporate and other” segments, depending on the nature of the service provided.

	Nine months ended September 30,
(in thousands of $)	2025	2024
Base tolling fee (1)	152,022	153,376
Amortization of Day 1 gains (2)	9,380	9,414
Incremental base tolling fee (3)	3,717	3,750
Amortization of deferred commissioning period revenue (4)	3,081	3,093
Other	(29)	(1,070)
Liquefaction services revenue	168,171	168,563

	Nine months ended September 30,
(in thousands of $)	2025	2024
FLNG Operation and Maintenance Agreement (“O&M”) service revenue (5)	25,169	—
Management fees revenue (6)	19,251	16,714
Amortization of deferred pre-COD cash flows (7)	561	—
Other	(243)	328
Vessel management fees and other revenues	44,738	17,042
(1) The liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli bills at a base rate when the oil prices are at or below $60 per barrel, with an increased rate when prices exceed $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Day 1 gains result from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (notes 17 and 18). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(3) In 2021, we entered into LTA Amendment 3 to increase the FLNG Hilli's annual contracted capacity by 0.2 million tonnes for 2022. In July 2022, Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) exercised its option for an additional 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 until the end of the LTA, increasing the annual base capacity to 1.4 million tonnes. The tolling fee is linked to Dutch Title Transfer Facility (“TTF”) and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments,” in the unaudited consolidated statements of operations (note 7).

(4) Customer billing during the commissioning period of the FLNG Hilli, prior to vessel acceptance and commencement of the LTA was deferred (notes 17 and 18) and recognized evenly over the contract term.

(5) The LOA contains both a lease component (the use of the FLNG Gimi) and a non-lease component (the O&M services). The total contract consideration is allocated between the lease and non-lease components based on their relative stand-alone selling prices determined at commencement date of the LOA. The non-lease component is recognized over time as the O&M services are performed, based on the pattern of services provided during each billing period in accordance with the LOA.

(6) Comprised of revenue earned from various ship management, administrative and vessel O&M services we provide to external customers.

(7) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones. Following COD in June 2025, the non-lease component of the pre-COD cash flows amounting to $36.8 million was deferred and classified within “Other current liabilities” and “Other non-current liabilities” on our unaudited consolidated balance sheet (notes 17 and 18) which will be recognized as revenue evenly over the duration of the LOA consistent with the timing of the related O&M services.

Contract assets and liabilities

The following table represents our contract assets and liabilities balances as of:

(in thousands of $)	September 30, 2025	December 31, 2024
Contract assets	31,412	19,696

Current contract liabilities	(6,879)	(4,220)
Non-current contract liabilities	(34,511)	(2,145)
Total contract liabilities (1)	(41,390)	(6,365)

The movement of our contract liabilities are as follows:

(in thousands of $)	September 30, 2025	December 31, 2024
Opening contract liability balance	(6,365)	(10,496)
Deferral of revenue	(38,667)	—
Recognition of unearned revenue	3,642	4,131
Closing contract liability balance (1)	(41,390)	(6,365)
(1) As of September 30, 2025, “Total contract liabilities” are comprised of:
•deferred pre-COD cash flows in relation to the FLNG Gimi LOA amounting to $36.4 million (December 31, 2024: $nil) (note 17 and 18). We expect to recognize vessel management fee and other revenue evenly over the remaining LOA contract term of 19.7 years;
•deferred commissioning revenue in relation to the FLNG Hilli of $3.3 million (December 31, 2024: $6.4 million) (note 17 and 18). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of 0.8 years; and
•vessel operation and maintenance fees received in advance in relation to Italis LNG of $1.7 million.
5.2 Lease revenues

Our lease revenue includes income from both sales-type leases and operating leases based on the classification of each arrangement at lease commencement.

5.2.1 FLNG Gimi Sales-type lease

On June 12, 2025, the FLNG Gimi achieved COD, triggering the commencement of the 20-year lease term with bp under the LOA.

Upon lease commencement, the FLNG Gimi asset under development of $1,823.7 million (note 12) and the lease component of the net pre-COD cash flow amounting to $86.1 million (note 17) previously recognized under other current liabilities were derecognized and a corresponding “Net investment in sales-type lease” of $1,767.5 million was recognized on the unaudited consolidated balance sheet. The Net investment in sales-type lease comprised of the present value of expected lease payments and the unguaranteed residual value of the FLNG Gimi at the end of the LOA term. The deemed sale of the FLNG Gimi resulted in a $30.0 million gain, presented in “Other non-operating income” on the unaudited consolidated statement of operations for the nine-month period ended September 30, 2025.

5.2.2 Time and voyage charter revenues

We also generate lease revenue from our legacy time and voyage charter arrangements which qualify as operating leases and are recognized on a straight-line basis over the lease term or as the service is rendered, depending on the specific terms of each charter.

The following table presents a disaggregation of lease revenues during the nine months ended September 30, 2025 and 2024. Sales-type lease revenue is included under our “FLNG” segment while time and voyage charter revenues are under our “Corporate and other” segment.

	Nine months ended September 30,
(in thousands of $)	2025	2024
Sales-type lease revenue (1)	34,398
Variable sales-type lease revenue (2)	9,828	—
Accretion of unguaranteed residual value (3)	1,787	—
Other (4)	912	—
Sales-type lease revenue	46,925	—

Operating lease revenue	596	6,101
Variable operating lease revenue (5)	280	2,749

	Nine months ended September 30,
(in thousands of $)	2025	2024
Time and voyage charter revenues	876	8,850
(1) Relates to the interest income recognized on the net investment in the sales-type lease for FLNG Gimi, calculated using the rate implicit in the lease.
(2) Comprised of variable consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced during the period. Variable lease revenue may fluctuate period to period depending on vessel availability and performance under the LOA.
(3) Relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method.
(4) “Other” consists primarily of (i) taxes that are reimbursable by lessee under the LOA and (ii) accrued demurrage costs.
(5) Comprised of variable consideration of the lease including ballast and positioning bonus, which are excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

Maturity analysis of the Net investment in sales-type lease

The minimum future revenues included below are based on the fixed components and do not include variable or contingent revenue.

Pursuant to the LOA, bp holds certain termination rights that are subject to defined conditions and are not unilateral. Based on management’s assessment of the contractual framework and current commercial and operational circumstances, it is not reasonably expected that these termination rights will be exercised. Accordingly, the lease term has been determined to be 20 years, and the maturity analysis has been prepared on that basis.

(in thousands of $)
2025 (1)	37,112
2026	153,300
2027	153,300
2028	153,720
2029	153,300
2030 and thereafter	2,368,800
Total minimum lease receivable	3,019,532
Unguaranteed residual value	332,400
Gross investment in sales-type lease	3,351,932
Less: unearned interest income	(1,594,846)
Net investment in sales-type lease as of September 30, 2025 (2)	1,757,086
Less: current portion of net investment in sales-type lease	(146,326)
Non-current portion of net investment in sales-type lease	1,610,760
(1) For the three months ending December 31, 2025.
(2) As of September 30, 2025, management determined that the fair value of the underlying asset exceeds the net investment in sales-type lease related to FLNG Gimi, therefore, the impact of any expected credit loss is not significant.

6.    EARNINGS PER SHARE

Basic earnings per share “EPS” is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Net income net of non-controlling interests - basic and diluted	55,318	46,345

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Basic:
Weighted average number of common shares outstanding	103,874	104,217

Dilutive:
Dilutive impact of share options and RSUs	985	918
Dilutive impact of 2025 Convertible Bonds (1)	3,460	—
Weighted average number of common shares outstanding	108,319	105,135

EPS are as follows:

	Nine months ended September 30,
	2025	2024
Basic earnings per share ($)	$0.53	$0.44
Diluted earnings per share ($)	$0.51	$0.44
(1) On June 30, 2025, we issued $575 million of 2.75% convertible senior unsecured notes (the “2025 Convertible Bonds”), maturing December 15, 2030. The initial conversion rate is 17.3834 common shares per $1,000 principal amount of the bonds, equivalent to conversion price of approximately $57.53 per common share. The time-weighted potential dilutive impact of the issuance using the if-converted method has been reflected above.

7. REALIZED AND UNREALIZED (LOSS)/GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized (loss)/gain on the oil and gas derivative instruments is comprised of the following:

	Nine months ended September 30,
	2025	2024
Realized gain on FLNG Hilli’s oil derivative instrument	28,196	55,180
Realized gain on FLNG Hilli’s gas derivative instrument	22,838	15,327
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives (1)	—	37,079
Realized gain on oil and gas derivative instruments	51,034	107,586

Unrealized loss on FLNG Hilli’s oil derivative instrument (note 11 and 14)	(43,749)	(44,904)
Unrealized loss on FLNG Hilli’s gas derivative instrument (note 11 and 14)	(28,800)	(6,901)
Unrealized MTM adjustment on commodity swap derivatives (1)	—	(35,788)
Unrealized loss on oil and gas derivative instruments	(72,549)	(87,593)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	(21,515)	19,993
(1) The commodity swaps entered into to hedge our exposure to the Dutch Title Transfer Facility (“TTF”) linked earnings on the FLNG Hilli matured as of December 31, 2024. During the nine months ended September 30, 2025, we had not entered into any commodity swap derivatives.
The realized (loss)/gain on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to respective LTA amendments, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8.     LOSS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Loss on derivative instruments, net are comprised of the following:

(in thousands of $)	Nine months ended September 30,
	2025	2024
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(13,712)	(14,005)
Net interest income on undesignated IRS derivatives	3,621	5,359
Losses on derivative instruments, net	(10,091)	(8,646)

Other financial items, net is comprised of the following:

(in thousands of $)	Nine months ended September 30,
	2025	2024
Financing arrangement fees and other related costs (1)	(2,338)	(4,398)
Foreign exchange loss/(gain) on operations	(1,675)	285
Amortization of debt guarantees	106	1,210
Others	(259)	(261)
Other financial items, net	(4,166)	(3,164)
(1) Included within “Financing arrangement fees and other related costs” for the nine months ended September 30, 2024 is $4.4 million true-up of financial charges incurred by the FLNG Hilli's lessor VIE.

9.     VARIABLE INTEREST ENTITIES (“VIEs”)

9.1 Lessor VIE

As of September 30, 2025 and December 31, 2024, we leased one vessel from CSSC (Hong Kong) Shipping Entity Limited (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a wholly-owned, special purpose vehicle. We sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with the lessor VIE as of September 30, 2025, is shown below:

(in thousands of $)	2025 (1)	2026	2027	2028	2029	2030+
Hilli (2)	19,594	77,040	74,173	71,138	68,187	201,309
(1) For the three months ending December 31, 2025.

(2) The payment obligations above include contractual capital and variable rental payments due under the lease.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of September 30, 2025 and December 31, 2024, are as follows:

(in thousands of $)	September 30, 2025	December 31, 2024
Assets
Restricted cash and short-term deposits	16,581	17,472

Liabilities (2)
Accrued expenses	(26,269)	(12,244)
Other non-current liabilities (note 18)	(184,000)	(184,000)
Debt:
Current portion of long-term debt and short-term debt (1)	(253,793)	(278,551)
Long-term debt (1)	—	(33,432)
Total debt	(253,793)	(311,983)
(1) Where applicable, these balances are net of deferred finance charges.
(2) The creditors of the lessor VIE have no recourse to the general credit of Golar.
The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024 are as follows:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Statement of operations
Other financial items, net (note 8)	1,824	4,373
Interest expense	11,260	15,076

Statement of cash flows
Net debt repayments	(60,282)	(63,404)

9.2    Golar Hilli LLC

On December 23, 2024, we repurchased all remaining non-controlling interest in Hilli LLC, acquiring 134 Hilli Common Units, 268 Series A Special Units and 268 Series B Special Units from affiliates of Seatrium Limited (“Seatrium”, formerly known as Keppel Shipyard Limited) and Black & Veatch Corporation (“B&V”). Following our 100% ownership of Hilli LLC, the entity ceased to be a VIE but we continue to consolidate as a Voting Interest Entity.
Summarized financial information of Hilli LLC

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the nine months ended September 30, 2024 are as follows:

Nine months ended September 30,
(in thousands of $)	2024
Statement of operations
Liquefaction services revenue	168,563
Realized and unrealized gain/(loss) on oil and gas derivative instruments	19,993

Statement of cash flows
Net debt repayments	(63,404)
Cash dividends paid	(7,935)

9.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS to First FLNG Holdings (“FFH”) in April 2019, we determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	September 30, 2025	December 31, 2024
Balance sheet
Current assets	319,624	139,911
Non-current assets	1,658,166	1,795,646
Current liabilities	(97,861)	(186,149)
Non-current liabilities	(598,427)	(602,819)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024 are as follows:

	Nine months ended September 30,
(in thousands of $)	2025	2024
Statement of operations
Sales-type lease revenue	46,925	—
Vessel management fees and other revenues	25,144	—
Other non-operating income	29,981	—

Statement of cash flows
Additions to asset under development	189,944	142,582
Capitalized financing costs	—	(921)
Net debt repayments	(43,750)	(14,583)
Proceeds from subscription of equity interest	21,020	40,491

10.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	September 30, 2025	December 31, 2024
Restricted cash in relation to the FLNG Gimi (1)	35,621	58,107
Restricted cash and short-term deposits held by lessor VIE (2)	16,581	17,472
Restricted cash relating to the LNG Hrvatska O&M Agreement (3)	13,127	12,715
Restricted cash relating to office lease	1,082	949
Restricted cash in relation to the FLNG Hilli (4)	—	60,955
Total restricted cash and short-term deposits	66,411	150,198
Less: Amounts included in current restricted cash and short-term deposits	(38,621)	(75,579)
Non-current restricted cash	27,790	74,619
(1) Pursuant to the Gimi facility, pre-commissioning contractual cash flows are classified as restricted cash as these funds could be utilized only for debt service prior to COD. Following COD, the Gimi earnings remains restricted pursuant to contractual release mechanism and we are required to maintain both a debt service reserve and debt service retention accounts until the end of the Gimi facility's term.
(2) These are amounts held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements (note 9).
(3) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of $10.7 million (€9.1 million) and one in the amount of $1.3 million, both of which will remain restricted, inclusive of accrued interest. In July 2025, we mutually agreed with LNG Hrvatska d.o.o. to terminate the O&M Agreement for the FSRU LNG Croatia. Under the deed of termination, the performance guarantees are expected to be released within Q4 2025, with no further obligations thereafter.
(4) In November 2015, we provided cash collateral to support a $400.0 million letter of credit (“LC”) issued by a financial institution as a performance guarantee under the LTA with Perenco and S&H. Over time, the LC and related cash collateral were subject to a stepped reduction based on the operational performance of FLNG Hilli. Although the cash collateral was originally expected to remain until the end of the LTA term, in June 2025, we agreed with the financial institution to release the cash collateral to the LC.

11.    OTHER CURRENT ASSETS

Other current assets consist of the following:

(in thousands of $)	September 30, 2025	December 31, 2024
Gas derivative instrument (note 7 and 19) (1)	18,352	—
Oil derivative instrument (note 7 and 19) (1)	14,927	—
Interest receivable from money market deposits and bank accounts (note 19)	4,810	2,053
Prepaid expenses	4,925	2,939
Receivable from IRS derivatives (note 19)	1,371	1,745
Inventories	840	2,077
MTM asset on IRS derivatives (note 19)	—	422
Other (2)	5,428	38,646
Other current assets	50,653	47,882
(1) As of September 30, 2025, balances related to the FLNG Hilli's LTA were reclassified from “Other non-current assets” to “Other current assets” to reflect the LTA’s scheduled maturity in July 2026 (note 14).
(2) Included in “Other” are receivables from bp of $nil and $31.6 million, as of September 30, 2025 and December 31, 2024, respectively. Following the COD of FLNG Gimi, these receivables were reclassified from “Other current assets” to “Trade receivables”. Also included in “Other” at December 31, 2024 was $2.4 million in waived dividends related to the acquisition of the non-controlling interest in FLNG Hilli, which was released in February 2025.

12.    ASSETS UNDER DEVELOPMENT

	September 30, 2025			December 31, 2024
(in thousands of $)	FLNG Gimi	MKII FLNG	Total	FLNG Gimi	MKII FLNG	Total
Opening balance	1,762,632	498,565	2,261,197	1,562,828	—	1,562,828
Transferred from other non-current assets	—	—	—	—	255,289	255,289
Transferred from vessels and equipment, net	—	76,270	76,270	—	—	—
Additions	65,381	444,794	510,175	109,130	238,079	347,209
Interest costs capitalized	38,816	37,763	76,579	90,674	5,197	95,871
Reimbursement of capital spares invoiced to bp at COD	(43,152)	—	(43,152)	—	—	—
Derecognition on commencement of sales-type lease (note 5)	(1,823,677)	—	(1,823,677)	—	—	—
Closing balance	—	1,057,392	1,057,392	1,762,632	498,565	2,261,197

12.1. FLNG Gimi
On June 12, 2025, FLNG Gimi achieved COD, resulting in the commencement of the 20-year LOA.
Pursuant to the LOA, $43.2 million of capital spares and consumables procured during the conversion and commissioning of the FLNG Gimi, but not consumed, were invoiced to bp upon COD. This was accounted as a reduction to the asset under development prior to derecognition. Thereafter, we derecognized the FLNG Gimi asset under development of $1,823.7 million and recognized a sales-type lease receivable.

12.2 MKII FLNG

On September 17, 2024, Golar's Board of Directors approved the entry into an EPC agreement with CIMC for a MKII FLNG with an annual liquefaction capacity of 3.5 mtpa. Under the EPC agreement, B&V will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process, similar to B&V’s role in the construction of Golar’s existing assets, the FLNG Hilli and FLNG Gimi.

The execution of the binding EPC agreement signifies that the MKII FLNG conversion is virtually certain. Consequently, all MKII FLNG costs of $255.3 million, previously classified as “Other non-current assets”, were reclassified to “Assets under development”, comprised of:
•$59.4 million and $109.8 million of project engineering costs and long lead items, respectively, as of December 31, 2023; and
•$86.1 million of project engineering costs and long lead items incurred from January 1, 2024 to September 17, 2024.
Costs incurred after this date have been recognized as additions to the MKII FLNG asset under development.
On February 14, 2025, Fuji LNG, the donor vessel for the MKII FLNG, arrived at CIMC's yard for conversion. Concurrently, the net book value of the vessel of $76.3 million previously included within “Vessels and equipment, net” was reclassified to “Assets under development”.

In September 2024, we issued a $100.0 million LC in favor of B&V with CIMC. Under the provisions of the LC, the profile reduces over time to reflect payments made by CIMC under the EPC agreement. There is no associated cash collateral, however a 1.5% upfront fee was paid and a 1.75% annual margin is payable on the outstanding balance which expires in January 2028.

The total estimated budget for the MKII FLNG conversion is $2.2 billion, inclusive of the donor vessel, yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The converted MKII FLNG is expected to be delivered in Q4 2027.

As of September 30, 2025, the estimated timing of the outstanding payments is as follows, of which $43.4 million is presented within “Trade accounts payable” and “Accrued expenses” in the unaudited consolidated balance sheets:

(in thousands of $)
Period ending December 31,
2025 (1)	109,434
2026	414,406
2027	398,938
2028	354,282
Total	1,277,060
(1) For the three months ending December 31, 2025.

13.     EQUITY METHOD INVESTMENTS

	Nine months ended September 30,
(in thousands of $)	2025	2024
Gain/(loss) on disposal (2)	10,288	(518)
Share of net loss of equity method investments	(328)	(2,769)
Net income/(loss) from equity method investments	9,960	(3,287)

The carrying values of our equity method investments as of September 30, 2025 and December 31, 2024 are as follows:

(in thousands of $)	September 30, 2025	December 31, 2024
Southern Energy S.A. (“SESA”) (1)	18,908	—
Logística e Distribuição de Gás S.A. (“LOGAS”)	8,321	7,183
Egyptian Company for Gas Services S.A.E (“ECGS”)	5,740	5,502
Aqualung Carbon Capture AS (“Aqualung”)	1,944	2,046
NEUSA I S.A. (“Neusa”) (2)	13	—
Avenir LNG Limited (“Avenir”) (3)	—	28,934
Equity method investments	34,926	43,665
(1) We entered into an agreement with a consortium of Argentinian gas producers to form SESA. The venture aims to develop and commercialize Argentina's domestic natural gas resources by building a FLNG export facility, using gas from the Vaca Muerta shale formation. Golar will provide the FLNG vessel and part of the project funding, while the upstream partners will supply the gas, manage regulatory matters and contribute additional capital.
During the nine months ended September 30, 2025, Golar contributed $19.3 million to SESA, securing a 10% equity interest. Beyond our ownership stake, we also have representation on SESA's board of directors and the authority to appoint the Chief Operating Officer of SESA. As a result, we have concluded that we exert significant influence over SESA and have adopted the equity method of accounting for our investment.
(2) Golar paid $13,000 to acquire 15 million ordinary shares in Neusa representing 50% of the company’s issued share capital and voting rights. Beyond our ownership stake, we also have a representation on Neusa's board of directors. As a result, we have concluded that we exert significant influence over Neusa and have adopted the equity method of accounting for our investment.
(3) In February 2025, we divested our remaining 39.1 million shares in Avenir at $1.0 per share, recognizing a gain on disposal of 10.3 million, presented in “Net income/(loss) from equity method investments” in the unaudited consolidated statements of operations. Following the divestment, we no longer have significant influence over Avenir and have ceased accounting for the investment under equity method (see note 20).

14.     OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

(in thousands of $)	September 30, 2025	December 31, 2024
Pre-operational assets (1)	26,146	8,782
MTM asset on IRS derivatives (note 19)	19,705	32,995
Operating lease right-of-use-assets (2)	6,644	6,771
Gas derivative instrument (note 7 and 19) (3)	—	47,152
Oil derivative instrument (note 7 and 19) (3)	—	58,676
Other (4)	18,926	5,855
Other non-current assets	71,421	160,231
(1) As of September 30, 2025, “Pre-operational assets” comprised of:
•Macaw Energies' flare to gas mobile kit (“F2X”) project capitalized engineering and other directly attributable costs of $8.3 million (December 31, 2024: $8.8 million).
•Following the FID for the re-deployment of FLNG Hilli under a 20-year agreement with SESA, we incurred $17.9 million in shipyard costs, engineering costs and long lead items (December 31, 2024: $nil).
(2) “Operating lease right-of-use-assets” mainly comprised of our office leases in London and Oslo and warehouse lease in Nouakchott.

(3) As FLNG Hilli's contract with Perenco ends July 2026, the amounts receivable from oil and gas derivative instruments under the LTA have been reclassified from “Other non-current assets” to “Other current assets”.
(4) Included in “Other” are:
•$11.1 million of financing cost in connection to the 2025 Senior Unsecured Notes. These costs will be reclassified to deferred financing cost upon the completion of the senior unsecured notes offering in October 2025; and
• $5.0 million investment in Jett Texas measured at cost.

15.    DEBT

As of September 30, 2025 and December 31, 2024, our debt was as follows:

(in thousands of $)	September 30, 2025	December 31, 2024
Gimi facility	(627,083)	(670,833)
2025 Convertible Bonds	(575,000)	—
2021 Unsecured Bonds	(189,696)	(189,642)
2024 Unsecured Bonds	(300,000)	(300,000)
Subtotal (excluding lessor VIE debt)	(1,691,779)	(1,160,475)
CSSC VIE debt - FLNG Hilli facility (1)	(254,184)	(314,466)
Total debt (gross)	(1,945,963)	(1,474,941)
Less: Deferred financing costs	28,617	22,686
Total debt, net of deferred financing costs	(1,917,346)	(1,452,255)

At September 30, 2025, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(245,080)	(253,793)	(498,873)
Long-term debt	(1,418,473)	—	(1,418,473)
Total	(1,663,553)	(253,793)	(1,917,346)
(1) These amounts relate to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 9).
2025 Convertible Bonds
On June 30, 2025, we issued $575 million of 2.75% convertible senior unsecured notes, maturing December 15, 2030. The initial conversion rate is 17.3834 common shares per $1,000 principal amount of the bonds, equivalent to a conversion price of approximately $57.53 per common share. This represents a conversion premium of approximately 40% over the closing share price of $41.09 on June 25, 2025. The conversion price is subject to adjustment in the event of certain dividends or other corporate actions. We have assessed the 2025 Convertible Bonds and concluded that the embedded conversion feature does not require bifurcation, accordingly the 2025 Convertible Bonds are recognized as a debt liability and measured at amortized cost.
Concurrent with the issuance of the 2025 Convertible Bonds, we used a portion of the proceeds to repurchase and cancel 2.5 million of our common shares for a total consideration of $102.7 million. The remaining proceeds are intended to be used for future growth investments including a contemplated fourth FLNG, MKII FLNG conversion costs, FLNG Hilli redeployment costs, repaying indebtedness, and funding working capital and capital expenditures.

16.     ACCRUED EXPENSES

Accrued expenses are comprised of the following:

(in thousands of $)	September 30, 2025	December 31, 2024
Vessel related (1)	(57,132)	(24,999)
Finance related (2)	(46,048)	(27,560)
Administrative related (3)	(15,739)	(13,502)
Corporate income tax payable	(212)	(10)
Accrued expenses	(119,131)	(66,071)
(1) “Vessel related” accrued expenses is comprised of engineering and yard-related conversion costs and vessel operating expenses such as crew wages, supplies, routine repairs, maintenance, lubricating oils and insurance. As of September 30, 2025, included in “Vessel related” are accrued costs related to FLNG Gimi commissioning works and MKII FLNG conversion of $19.3 million and $13.9 million, respectively (December 31, 2024: $13.6 million and $2.1 million, respectively).
(2) “Finance related” accrued expenses pertains to accrued interest on Gimi facility, bonds and the VIE debt facilities (note 15).
(3) “Administrative related” accrued expenses comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other office and general expenses.

17.     OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

(in thousands of $)	September 30, 2025	December 31, 2024
Day 1 gain deferred revenue - current portion (1) (note 18)	(10,007)	(12,783)
Deferred revenue	(5,035)	(5,360)
Current portion of operating lease liability	(2,009)	(1,587)
Current portion of deferred pre-COD cash flows (2)	(1,844)	—
Pre-COD cash flows (2)	—	(23,842)
Other (3)	(14,886)	(11,693)
Other current liabilities	(33,781)	(55,265)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of September 30, 2025, current portion of the deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $7.7 million and $2.3 million, respectively (December 31, 2024: $10.0 million and $2.8 million, respectively). As of September 30, 2025, balances related to the FLNG Hilli's LTA were reclassified from “Other non-current liabilities” to “Other current liabilities” to reflect the LTA’s scheduled maturity in July 2026 (note 18).

(2) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones. These payments, which began in 2023 and were formalized through settlement and amendment deeds that resolved the previously announced arbitration. Prior to COD, we received net contractual payments of $123.1 million (December 31, 2024: $23.8 million), comprising:
•$226.9 million of payments from bp, including project milestones for the period from January 10, 2024 to COD;
•$6.1 million payments from bp for temporary crew accommodation arrangements; and
•partially offset by $109.9 million in liquidated damages we paid bp for the period from March 17, 2023 to January 9, 2024.
The total LOA consideration was allocated between lease and non-lease components based on their relative standalone selling prices. As of September 30, 2025, the deferred non-lease component amounted to $36.4 million, comprising $1.8 million in “Other current liabilities” and $34.5 million in “Other non-current liabilities” (see Notes 18). This balance will be recognized evenly to income over the 20-year term of the LOA (note 5.1).
(3) Included in “Other” as of September 30, 2025 is an asset retirement obligation (“ARO”) of $6.7 million related to FLNG Hilli, which was reclassified from “Other non-current liabilities” to “Other current liabilities” to reflect our obligation upon the LTA's scheduled maturity in July 2026 (note 18). The corresponding mooring asset net carrying value of $4.7 million is recorded within “Vessels and equipment, net” in the unaudited consolidated balance sheets.

18.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are comprised of the following:

(in thousands of $)	September 30, 2025	December 31, 2024
VIE dividend payable (1)	(184,000)	(184,000)
Deferred pre-COD cash flows (note 17)	(34,511)	—
Pension obligations	(20,221)	(21,209)
Non-current portion of operating lease liabilities	(5,174)	(5,124)
Day 1 gain deferred revenue (2)	—	(6,604)
Deferred commissioning period revenue (3)	—	(2,145)
Other (4)	(2,316)	(6,694)
Other non-current liabilities	(246,222)	(225,776)
(1) In December 2024, the lessor VIE declared a dividend of $184.0 million to a CSSC entity. The unpaid dividend is unsecured, interest free and due for payment in 2027. Given we are the primary beneficiary of the VIE, this amount has been fully consolidated into our financial statements (see note 9).
(2) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (December 31, 2024: $5.1 million and $1.5 million) (note 5). As of September 30, 2025, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments had been reclassified from “Other non-current liabilities” to “Other current liabilities” reflecting the LTA’s contractual maturity in July 2026 (note 17).

(3) This pertains to the FLNG Hilli's Customer billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the LTA contract term, commencing on the Customer’s acceptance of the FLNG Hilli. As of September 30, 2025, balances related to the FLNG Hilli's LTA were reclassified from “Other non-current liabilities” to “Other current liabilities” to reflect the LTA’s contractual maturity in July 2026 (note 17).

(4) Included in “Other” as of December 31, 2024 is an ARO of $6.4 million related to FLNG Hilli, which was reclassified from “Other non-current liabilities” to “Other current liabilities” to reflect our obligation upon the LTA's contractual maturity in July 2026 (note 17).

19.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025		December 31, 2024
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	611,176	611,176	566,384	566,384
Restricted cash and short-term deposits (1) (3)	Level 1	66,411	66,411	150,198	150,198
Trade accounts receivable and accrued income (3) (4)	Level 1	52,439	52,439	29,667	29,667
Interest receivable from money-market deposits and bank accounts (3)	Level 1	4,810	4,810	2,053	2,053
Receivable from IRS derivatives (3)	Level 1	1,371	1,371	1,745	1,745
Trade accounts payable (3) (5)	Level 1	(47,791)	(47,791)	(198,906)	(198,906)
Current portion of long-term debt and short-term debt (3) (6) (7)	Level 2	(312,517)	(312,517)	(337,299)	(337,299)

		September 30, 2025		December 31, 2024
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Current portion of long-term debt - 2021 Unsecured Bonds (6) (8)	Level 1	(189,696)	(189,744)	(189,642)	(191,147)
Long-term debt (6) (7)	Level 2	(568,750)	(568,750)	(948,000)	(948,000)
Long-term debt - 2024 Unsecured Bonds (6) (8)	Level 1	(300,000)	(302,988)	—	—
Long-term debt - 2025 Convertible Bonds (6) (9)	Level 2	(575,000)	(581,026)	—	—
Derivatives:
Oil and gas derivative instruments (10)	Level 2	33,279	33,279	105,828	105,828
Asset on IRS derivatives (11)	Level 2	19,705	19,705	33,417	33,417
(1) These instruments carrying value are highly liquid and deemed reasonable estimates of fair value.

(2) Included within cash and cash equivalents of $611.2 million and $566.4 million are $499.7 million and $301.8 million held in short-term money-market deposits as of September 30, 2025 and December 31, 2024, respectively. During the nine months ended September 30, 2025 and 2024, we earned interest income on short-term money-market deposits of $21.8 million and $18.6 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) As of September 30, 2025, trade receivables and accrued income totaled to $52.4 million, primarily relates to amounts due from bp under the Gimi LOA. bp is a publicly listed, investment-grade counterparty with no prior history of default. Accordingly, we consider the credit risk associated with this balance to be remote.

As of December 31, 2024, trade receivables and accrued income totaled to $29.7 million, primarily relate to services invoiced under the LTA. As of September 30, 2025, receivables related to the LTA were presented as “Amounts due from related parties” as Naria Inc., a Perenco-affiliated entity and our largest shareholder, held beneficial ownership of 10.04%, thereby meeting the definition of a principal owner under the related party classification.

(5) As of September 30, 2025, trade payables primarily comprised of amounts payable related to the FLNG Gimi and MKII FLNG projects of $2.3 million and $29.0 million, respectively (December 31, 2024: $80.9 million and $100.2 million, respectively).

(6) Our debt obligations are recorded at amortized cost. The amounts presented in the table above are gross of the deferred financing costs of $28.6 million and $22.7 million at September 30, 2025 and December 31, 2024, respectively.

(7) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(8) The estimated fair values of our 2021 and 2024 Unsecured Bonds are based on their quoted market prices as of the balance sheet date. In March 2025, following the listing of our 2024 Unsecured Bonds on the Oslo Børs, the fair value hierarchy transferred from Level 2 to Level 1.

(9) The estimated fair value of our 2025 Convertible Bonds reflects observable market inputs and is classified as Level 2 in the fair value hierarchy (note 15).

(10) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(11) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

(12) The following methods and assumptions were used to estimate the fair value of our other classes of financial instruments:

•the carrying values of loan receivables and working capital facilities approximate fair values because of the near-term maturity of these instruments (notes 11, 17 and 20). These instruments are classified within Level 1 of the fair value hierarchy.

As of September 30, 2025, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Notional value (in thousands of $)	Maturity date	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	387,917	November 2029	1.93%

20.    RELATED PARTY TRANSACTIONS

Amounts due from related parties as of September 30, 2025 and December 31, 2024 consisted of the following:

(in thousands of $)	September 30, 2025	December 31, 2024
Perenco (1)	21,976	—
Higas (2)	6,732	6,006
Avenir (3)	—	1,733
First FLNG Holdings (4)	—	18,621
(1) Perenco - Amounts due from Perenco primarily relate to services invoiced under the LTA. As of September 30, 2025, Naria Inc., a Perenco-affiliated entity and our largest shareholder, held beneficial ownership of 10.04%, thereby meeting the definition of a principal owner under the related party classification. Accordingly, the balance has been presented as “Amounts due from related parties”.
(2) Higas - Amounts due from Higas consist of unpaid principal and accrued interest on a revolving shareholder loan. As previously disclosed in note 28 to our 2024 Form 20-F, the loan was novated from Avenir to Higas in November 2024 under the same terms, with the maturity extended to February 2027. In 2025 the facility was amended to reflect an additional $3.0 million commitment, of which $1.8 million was drawn as of September 30, 2025. For the nine months ended September 30, 2025, interest receivable from Higas totaled $0.4 million.
As of September 30, 2025, management evaluated the expected credit losses related to its shareholder loan to Higas. Based on an assessment of Higas’ financial condition and the continued uncertainty regarding Higas’ potential returns from Sardinia’s regulatory framework as of the reporting date, an allowance for credit losses of $1.5 million was recognized within “Other operating loss” in the unaudited consolidated statements of operations. Management continues to monitor the revolving shareholder loan for any changes in credit risk, and the allowance will be adjusted as necessary.
(3) Avenir - Following the divestment of our shares in Avenir in February 2025, Avenir is no longer a related party (note 13). As such, as of September 30, 2025, amounts due from Avenir, relating to unpaid debt guarantee fees, have been presented as “Other current assets” in the unaudited consolidated balance sheets.
(4) First FLNG Holdings - In August 2024, we granted a shareholder loan to FFH through Gimi MS, with a maximum facility amount of $20.0 million to enable FFH to fund its portion of Gimi MS’s funding requirements. The shareholder loan carried an interest rate of 12% per annum, compounded monthly, which increased to 22% per annum effective January 1, 2025. For the period from January 1, 2025 to March 28, 2025, the loan generated accrued interest income of $1.0 million. On March 28, 2025, FFH repaid the shareholder loan and accrued interest in full. There were no comparable amounts for the nine months ended September 30, 2024.

21.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	September 30, 2025	December 31, 2024
Book value of vessel secured against loans (1)	941,795	977,326
(1) This excludes the FLNG Gimi which was derecognized on COD with the concurrent recognition of “Net investment in sales-type lease” (note 5.2), secured against its specific debt facility (note 15).

Other Commitments

•The Board of Directors approved up to $31.6 million of funding for Macaw Energies of which as of September 30, 2025, the outstanding commitment was $1.5 million.

•In connection with the FID for the redeployment of FLNG Hilli under a 20-year agreement with SESA, the Board of Directors approved total expenditures of up to $350.0 million in May 2025 to support the vessel’s preparation and redeployment activities.

•In May 2025, we entered into a FEED study agreement for the potential development of a Mark III FLNG unit. The total commitment is approximately $4.0 million.

•In July 2025, we entered into a FEED study agreement for the potential development of a 3-train Mark I FLNG unit. The total commitment is approximately $7.0 million.

•As of September 30, 2025, we had a remaining funding commitment of $110.0 million related to our 10% equity interest in SESA.

22.    SUBSEQUENT EVENTS

Since September 30, 2025, the following non-recognized events have occurred:

•2025 Senior Unsecured Notes

On October 2, 2025, we issued $500 million aggregate principal amount of the 2025 Senior Unsecured Notes, maturing October 2, 2030. The 2025 Senior Unsecured Notes were issued at par and bear interest at a rate of 7.500% per annum, payable semi-annually in arrears.

The net proceeds from the offering amounted to $491.0 million. We used a portion of the net proceeds to repay our maturing 2021 Unsecured Bonds, with the remaining balance intended for general corporate purposes, including funding our capital commitments related to the MKII FLNG conversion.

•MKII FLNG Satisfaction of Conditions Precedent

On October 23, 2025, we announced the satisfaction of all conditions precedent and customary closing conditions in connection with the 20-year charter of the 3.5 mtpa MKII FLNG, currently undergoing conversion at CIMC’s shipyard in China. The MKII FLNG is on schedule for delivery by the end of 2027, with operations expected to commence in 2028. The MKII FLNG will be deployed offshore in the Gulf of San Matías, offshore Argentina, where it will operate in proximity to the FLNG Hilli.

Under the terms of the agreement, we will receive fixed annual charter hire of $400 million, plus a commodity-linked tariff equal to 25% of Free on Board prices above $8.00 per million British thermal units.

•LNG Hrvatska O&M agreement termination

In July 2025, we mutually agreed with LNG Hrvatska d.o.o. to terminate the O&M Agreement for the FSRU LNG Croatia, originally entered into in January 2019 for a 10-year term. The termination follows LNG Hrvatska’s plan to expand the terminal with a new regasification module, which necessitated a change in operational strategy. The O&M Agreement was formally concluded in late October 2025.

•Share buyback

On November 4, 2025 the board approved a new $150 million share buyback program. The previous buyback program was fully utilized when the Company repurchased and subsequently cancelled 2.5 million shares in conjunction with the convertible bond offering in June 2025. Subsequent to the board approval, we paid $9.7 million to repurchase our own shares under the November 2025 share buyback program.

•Dividends

On November 5, 2025, we declared a dividend of $0.25 per share in respect of the three months ended September 30, 2025 to shareholders of record on November 17, 2025, which will be paid on or around November 24, 2025.

•Gimi refinancing

In November 2025, we entered into a debt facility agreement for a $1.2 billion refinancing of the existing FLNG Gimi debt facility. The transaction is subject to closing conditions including documentation and third-party approvals and expected to close within Q4 2025.